
December 3, 2012

Via E-mail
Baoqing Dong
President and Chief Executive Officer
US-PS Energy Save Construction Material Int'l, Inc.
699 Serramonte Blvd. Ste 212
Daly City, CA 94015

> **Re:** **US-PS Energy Save Construction Material Int'l, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 28, 2012**
> **File No. 333-181348**

Dear Baoqing Dong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1. We note your responses to prior comments 1 and 2 and your disclosure on page 5 that you are a shell company. Please revise the beginnings of your summary and business sections to disclose your shell company status before your disclosure regarding your potential future operations. In this regard, your disclosure in the first paragraphs under the captions "Business Strategy" continues to indicate that you are currently conducting operations.

2. We note your response to prior comment 4. In an appropriate section please also disclose, if true, that each of the companies you have identified here are funded by the same person. Refer to your response to prior comment 12 and the information in exhibit 99.

Description of Business and Property, page 19

3.   Please expand your response to prior comment 6 to clarify the specific business or businesses in which the other party to the agreement filed as exhibit 99.2 operates.

Related Party Loan, page 27

4.   We note your response to prior comment 12. Please expand your disclosure to clarify the basis on which the provider of the loan is a related party as defined in Instruction 1 to Regulation S-K Item 404(a), and revise the security ownership table as appropriate. Also, revise the selling stockholder section to provide the material relationship information required by Regulation S-K Item 507, including the loan agreement discussed here, or explain why this disclosure is not required.

Selling Stockholders, page 28

5.   Given your disclosure that you are a shell company, the selling shareholders are considered underwriters in connection with the resale of their shares. Refer to prior comment 2 and comment 16 from our letter dated September 13, 2012. Please revise here, on the prospectus cover page and in the prospectus summary to identify the selling shareholders as underwriters. Also, please revise your risk factor disclosure under the caption "We are a shell company" to clarify that Rule 144 will not be available for resales of your securities until you cease to be a shell company; also, clarify that as a shell company you will not be eligible to use Form S-8 or Form S-3.

Unaudited Financial Statements, page F-14

Notes to Unaudited Financial Statements, page F-18

6.   We note your response to prior comment 15. Please revise your filing to include the disclosures for your related party loans pursuant to the guidance in 850-10-50 of the FASB Accounting Standards Codification.

Exhibit 23.1

7.   We note that your auditors consent to the inclusion of their report in Amendment 2 of Form S-1. Please revise the consent to refer to the amendment number being currently filed.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3289 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Harold P. Gewerter, Esq.